Exhibit 99.2

[Communication to be in email format]

Re: Announcement of Stock Option Exchange Program

Upon recommendation of the Board of Directors, the stockholders approved our proposed Stock Option Exchange Program for eligible option holders at our annual meeting in August. I am happy to announce that we will commence the Stock Option Exchange Program on November 14, 2003. This program will give eligible option holders the opportunity to exchange eligible "out-of-the-money" options for replacement options to purchase a lesser number of shares of common stock granted at a later date at a new exercise price per share.

To be eligible to participate in the Stock Option Exchange Program you must be a full-time or part-time employee of THQ Inc. or any of its subsidiaries when the Program is commenced, when it ends and when the replacement options are granted. Executive Officers and members of our Board of Directors are not eligible to participate in the Stock Option Exchange Program.

Options with an exercise price equal to or greater than $27.00 per share will be eligible for exchange in the Stock Option Exchange Program. The replacement options will be granted at least six months and a day after the options that are surrendered in the Program are cancelled. The replacement options are expected to be granted in late June 2004.

The replacement options will have an exercise price per share equal to the closing price of a share of our common stock on the Nasdaq Stock Market on the grant date. 100% of the replacement options granted in the Stock Option Exchange Program will vest six months after the date of grant. Replacement options will have a term equal to the remaining term of the cancelled options.

Detailed information on the option exchange program will be emailed to each eligible employee. In addition, hard copies of the documents will be mailed to the home of each of the eligible employees in the U.S. and distributed to each eligible employee at work in the United Kingdom, Germany and Australia. They will have about a month to review program materials and elect to participate in the Program to exchange their options. If employees decide not to participate in the Stock Option Exchange Program, their existing stock options will not be affected. Options that are not exchanged will retain their current exercise prices and terms.

If you believe that you have options that have an exercise price per share equal to or greater than $27.00 and you do not receive the Stock Option Exchange Program materials, please immediately contact Brenda Butters, 27001 Agoura Road, Suite 325, Calabasas Hills, California 91301,(818) 871-8700 (telephone), (818) 871-7512 (telecopier) or bbutters@thq.com (email). If you fail to notify us that you did not receive the materials or if we do not receive prior to the Election Deadline an Election Form from you electing to exchange any eligible options, none of your options will be exchanged in the Stock Option Exchange Program and all of your options will remain in effect subject to their current terms.

The purpose of the Stock Option Exchange Program is to restore the intended retention and performance incentives of the options, and thereby more strongly align the interests of these eligible option holders with those of our stockholders.

Although there are benefits to a program like this, there are risks and there could be tax consequences involved. Eligible employees should carefully consider the material that is distributed to them and consider obtaining independent professional financial and taxation advice. The Stock Option Exchange Program will be voluntary, and eligible optionholders can decide whether it is in their best interest to participate.

For employees in the United Kingdom: This e-mail is being distributed by us only to, and is directed at (a) persons outside the United Kingdom; (b) persons falling within Article 60 of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2001 (the "Order"); or (c) other persons to whom this announcement may lawfully be communicated in accordance with the Order (together, "relevant persons").

Only relevant persons may participate in the Stock Option Exchange Program. Any person who is not a relevant person should not act or rely on this e-mail or any of its contents.